Item 77.H - Change in Control of Registrant


Obtaining Control of Credit Suisse Multialternative Strategy Fund A

As of October 31, 2013, Pershing ("Shareholder") owned 13,011 shares of the Fund, which represented 42.02% of the Fund and BB& T Securities owned less than 25% of the Fund. As of April
30, 2014, Pershing ("Shareholder") owned 11,147 shares of the Fund, which represented 30.18% of the outstanding shares and BB&T Securities owned 9,570 shares of the Fund, which represented
25.91% of the Fund. Accordingly, Shareholder has presumed to be a controlling person of the Fund.



Obtaining Control of Credit Suisse Multialternative Strategy Fund C

As of October 31, 2013, Pershing ("Shareholder") owned 163,206 shares of the Fund, which represented 97.02% of the Fund. As of April 30, 2014, Shareholder owned 161,045 shares of the Fund, which represented 96.89% of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.